FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: April 18, 2007	By:	/s/ Rasha El Sissi
Name: Rasha El Sissi
Title: Associate Vice President, Legal

Shareholders of TD Banknorth Inc. vote in favor of proposed privatization by
TD Bank Financial Group

April 18, 2007, PORTLAND, ME and TORONTO, ON - TD Banknorth Inc. (NYSE: BNK) and TD Bank Financial Group (TSX, NYSE: TD) today announced that TD Banknorth shareholders approved the proposed privatization by TDBFG at a special shareholder meeting in Portland. Upon completion of the transaction, TD Banknorth will become a wholly-owned subsidiary of TDBFG.

“We’re pleased that TD Banknorth’s minority shareholders voted in favor of this transaction,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “We will continue the transformation of TD Banknorth that is already in progress and will work closely with TD Banknorth to create a leading retail and commercial banking franchise in the United States.”

“This is the start of a new chapter in TD Banknorth’s history and is great news for both our customers and employees,” said Bharat B. Masrani, President and Chief Executive Officer, TD Banknorth. “We will continue our efforts to provide a truly superior customer experience to our expanding customer base throughout the northeastern United States.”

The transaction is expected to close on or about April 20, 2007. In connection with the transaction, TD Banknorth will be delisted from the New York Stock Exchange on April 20, 2007.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$408 billion in assets, as of January 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

About TD Banknorth
TD Banknorth Inc. is a leading banking and financial services company headquartered in Portland, Maine and a majority-owned subsidiary of TD Bank Financial Group. At December 31, 2006, TD Banknorth had $40 billion of total consolidated assets. TD Banknorth's banking subsidiary, TD Banknorth, N.A., operates banking divisions in Connecticut, Maine, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania and Vermont. TD Banknorth and TD Banknorth, N.A. also operate subsidiaries and divisions in insurance, wealth management, merchant services, mortgage banking, government banking, private label credit cards, insurance premium financing and other financial services and offers investment products in association with PrimeVest Financial Services, Inc. The TD Banknorth common stock trades on the New York Stock Exchange under the symbol "BNK." For more information, visit http://www.TDBanknorth.com.

For more information, please contact:

Neil Parmenter	Jeff Nathanson
TD Bank Financial Group	TD Banknorth
416-982-4285	207-761-8517